EXHIBIT 99.12

PRESS RELEASE

Suriname: TotalEnergies announces

another significant discovery in Block 58

Paris, February 21, 2022 – TotalEnergies and APA Corporation have made a significant new oil and associated gas discovery at the Krabdagu-1 well, in the central area of Block 58, offshore Suriname. This follows previous discoveries at Maka, Sapakara, Kwaskwasi and Keskesi, and the successfully tested Sapakara South-1 appraisal well.

Located 18 kilometers south-east of Sapakara South, Krabdagu-1 was drilled at a water depth of 780 meters and encountered approximately 90 meters of net oil pay in good quality Maastrichtian and Campanian reservoirs.

“This successful exploration well at Krabdagu-1 is a significant addition to the discovered resources in the central area of Block 58. This result encourages us to continue our exploration and appraisal strategy of this prolific Block 58 in order to identify sufficient resources by year end 2022 for a first oil development” said Kevin McLachlan, Senior Vice President, Exploration at TotalEnergies.

Drilling and logging operations will continue, using the Maersk Valiant drillship. DST operations will be carried out on Krabdagu-1 to appraise the resources and productivity, and at least three further exploration and appraisal wells are planned to be drilled in 2022 on the block.

TotalEnergies is the operator of Block 58, with a 50% working interest, while APA Corporation holds the remaining 50%.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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